UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                     --------------------------------------


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. --)



                                  iVillage Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

  Common Stock, $.01 Par Value                                      46588H105
--------------------------------------------------------------------------------
 (Title of Class of Securities)                                  (CUSIP Number)


    Richard Cotton, Esq., National Broadcasting Company, Inc., 30 Rockefeller
                 Plaza, New York, New York, 10112 (212) 664-4000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 March 31, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box / /.

                                  SCHEDULE 13D
CUSIP No.     46588H105                             PAGE   2    OF    14   PAGES

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          NATIONAL BROADCASTING COMPANY, INC.               14-1682529

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                     (a) / /
                                                                     (b) /X/
   3      SEC USE ONLY

   4      SOURCE OF FUNDS*
          OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             / /

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

                          7     SOLE VOTING POWER

                                1,838,009

      NUMBER OF
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 0
         EACH
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                1,838,009

                          10    SHARED DISPOSITIVE POWER

                                0

   11     AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON


          1,838,009

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.9%

   14     TYPE OF REPORTING PERSON*

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.   46588H105                                 PAGE   3   OF   14   PAGES
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          NATIONAL BROADCASTING COMPANY HOLDING, INC.               13-3448662

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                     (a) / /

                                                                     (b) /X/


   3      SEC USE ONLY

   4      SOURCE OF FUNDS*


          NOT APPLICABLE

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                           / /

   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          DELAWARE

                          7     SOLE VOTING POWER


      NUMBER OF                 DISCLAIMED (SEE 11 BELOW)
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   0
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                DISCLAIMED (SEE 11 BELOW)

                          10    SHARED DISPOSITIVE POWER

                                0

   11     AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

          BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY NATIONAL BROADCASTING COMPANY HOLDING, INC.

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          NOT APPLICABLE (SEE 11 ABOVE)

   14     TYPE OF REPORTING PERSON*

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  SCHEDULE 13D



CUSIP No. 46588H105                                   PAGE   4   OF   14   PAGES
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GE INVESTMENTS SUBSIDIARY, INC.                             51-0294231

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                     (a) / /

                                                                     (b) /X/

   3      SEC USE ONLY

   4      SOURCE OF FUNDS*


          NOT APPLICABLE

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             / /

   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          DELAWARE
                          7     SOLE VOTING POWER


      NUMBER OF                 NOT APPLICABLE (SEE 11 BELOW)
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                    0
       REPORTING          9      SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                 NOT APPLICABLE (SEE 11 BELOW)

                          10     SHARED DISPOSITIVE POWER


                                 0

   11     AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

          BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY GE INVESTMENTS SUBSIDIARY, INC.

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           NOT APPLICABLE (SEE 11 ABOVE)

   14     TYPE OF REPORTING PERSON*


          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 46588H105                                   PAGE   5   OF   14   PAGES

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GENERAL ELECTRIC PENSION TRUST                 14-6015763

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                     (a) / /

                                                                     (b) /X/

   3      SEC USE ONLY

   4      SOURCE OF FUNDS*

          WC

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                          / /

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK
                          7     SOLE VOTING POWER


      NUMBER OF                 0
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   85,295
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                0

                          10    SHARED DISPOSITIVE POWER

                                85,295

   11     AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON


          85,295

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          0.3%

   14     TYPE OF REPORTING PERSON*


          EP

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 46588H105                                   PAGE   6   OF   14   PAGES

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          GENERAL ELECTRIC INVESTMENT CORPORATION,
          as Investment Manager of General Electric Pension Trust     22-2152310

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                     (a) / /

                                                                     (b) /X/

   3      SEC USE ONLY

   4      SOURCE OF FUNDS*


          WC

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             / /

   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          DELAWARE

                          7     SOLE VOTING POWER


      NUMBER OF                  0
         SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                    85,295
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                 0

                         10    SHARED DISPOSITIVE POWER


                                 85,295

   11     AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON


          85,292

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           0.3%


   14     TYPE OF REPORTING PERSON*


          IA, CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 46588H105                                   PAGE   7   OF   14   PAGES

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GENERAL ELECTRIC COMPANY                                  14-0689340

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                     (a) / /

                                                                     (b) /X/

   3      SEC USE ONLY

   4      SOURCE OF FUNDS*


          NOT APPLICABLE

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             /X/

   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          NEW YORK

                          7     SOLE VOTING POWER


      NUMBER OF                 DISCLAIMED (SEE 11 BELOW)
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   0
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                DISCALIMED (SEE 11 BELOW)

                          10    SHARED DISPOSITIVE POWER


                                0

   11     AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

          BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY GENERAL ELECTRIC COMPANY

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          NOT APPLICABLE (SEE 11 ABOVE)

   14     TYPE OF REPORTING PERSON*


          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         The title and class of equity to which this statement on Schedule 13D relates is the common stock, par value $.01 per share ("Common Stock"), of iVillage Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 170 Fifth Avenue, New York, New York 10010.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by National Broadcasting Company, Inc. ("NBC"), for and on behalf of itself, National Broadcasting Company Holding, Inc. ("NBCH"), GE Investments Subsidiary, Inc. ("GEIS"), General Electric Investment Corporation ("GEIC"), General Electric Pension Trust ("GEPT"), and General Electric Company ("GE"). NBC, NBCH, GEIS, GEIC, GEPT and GE, are referred to herein collectively as the "Reporting Persons". NBC is a wholly-owned subsidiary of NBCH and NBCH, GEIS and GEIC are wholly-owned subsidiaries of GE. In addition to the foregoing, GEIC acts as Investment Manager of GEPT. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

         NBC is a Delaware corporation with principal executive offices located at 30 Rockefeller Plaza, New York, NY 10112. The principal business activities of NBC are the operation of television and cable broadcast networks and television stations. NBCH is a Delaware corporation with principal executive offices located at 30 Rockefeller Plaza, New York, NY 10112. NBCH is a holding company for NBC. GEIS is a Delaware corporation with its principal executive offices located at 3003 Summer Street Stamford, Connecticut 06904. The principal business activity of GEIS is corporate financing. GEIC is a Delaware corporation with principal executive offices located at 3003 Summer Street Stamford, Connecticut 06904. GEIC is a Registered Investment Adviser. GEPT is a New York common law trust with principal offices located at 3003 Summer Street, Stamford, Connecticut, 06904. GEPT administers the pension assets held for the benefit of employees and retired employees of GE. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

         The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of NBC, NBCH, GEIS, GEIC and GE are set forth on Schedules A, B, C, D, and E attached hereto, respectively. The name, business address, present principal occupation or employment, and citizenship of each trustee for GEPT is set forth on schedule F attached hereto.

         Except as set forth on Schedule G hereto, during the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers (or in the case of GEPT, its trustees), has been
(i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, degree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         This statement is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors, executive officers or trustees. If the Reporting Person obtains information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In May 1997, GEPT purchased 255,885 shares of the Company's Series C Preferred Stock for an aggregate purchase price of $500,000. The source of funds used to purchase the shares of the Series C Preferred Stock was the working capital of GEPT. On March 19, 1999, in connection with the initial public offering ("IPO") of the Company, each share of Series C Preferred Stock automatically converted into one-third of a share of Common Stock, resulting in an aggregate of 85,295 shares of Common Stock owned by GEPT.

         On March 9, 1999, the Company, GEIS, and NBC entered into an Amended and Restated Stock Purchase Agreement (the "Purchase Agreement") whereby the Company exchanged the right to receive 4,889,030 shares of Series E Preferred Stock and the Warrants (as defined in Item 6 below) to GEIS for a promissory note in the approximate amount of $15.5 million with interest payable at 5% per annum. The principal amount of the note and interest is payable in twelve equal installments of approximately $1.4 million. A copy of the Purchase Agreement is filed herewith as Exhibit 2. On March 19, 1999, in connection with the IPO of the Company, the right to receive each share of Series E Preferred Stock automatically converted into the right to receive one-third of a share of Common Stock. On March 31, 1999, GEIS, NBC and the Company received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and GEIS and the Company intend to complete the purchase and sale of 1,629,676 shares of Common Stock pursuant to the Purchase Agreement shortly.

         On March 19, 1999, in connection with the IPO of the Company (but not pursuant to the Purchase Agreement), NBC purchased an additional 208,333 shares of Common Stock in a directed offering from the Company. The source of funds used to purchase the additional 208,333 shares of Common Stock was the working capital of NBC.

ITEM 4.  PURPOSE OF TRANSACTION.

         NBC, GEIS and GEPT each acquired the shares of Common Stock of the Company as an investment and hold them in the ordinary course of business and not with the purpose or effect of changing the control of the Company.

         Each of NBC and GEPT intend to review their investments in the Company independently and on a regular basis and as a result thereof may at any time or from time to time, acquire additional securities of the Company or dispose of all or a portion of any securities of the Company in the open market or otherwise. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations.

                  On November 11, 1998, NBC received the right to nominate one individual designated by NBC to the Company's Board of Directors pursuant to a letter agreement between NBC and the Company on even date therewith. This right was memorialized in the Fourth Amended and Restated Stockholders' Agreement dated as of December 4, 1998 and terminated on March 19, 1999 in connection with the IPO of the Company. Nevertheless, an officer of NBC continues to serve as a director of the Company. Accordingly, NBC may be in a position to influence the operations and activities of the Company. The letter agreement is attached hereto as Exhibit 3 and the Fourth Amended and Restated Stockholders' Agreement is attached hereto as Exhibit 4.

         Although some of the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

         Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this statement on Schedule 13D are incorporated herein by reference. As of April 8, 1999, NBC beneficially owned in the aggregate 1,838,009 shares of Common Stock of the Company, representing approximately 7.9% of the outstanding shares of Common Stock and both GEPT and GEIC beneficially owned in the aggregate 85,259 shares of Common Stock of the Company, representing approximately 0.3% of the outstanding shares of Common Stock (based on 23,147,887 shares of Common Stock outstanding as reported in the Company's prospectus dated as of the date of the IPO, after giving effect to the issuance of shares by the Company pursuant to the Purchase Agreement).

         Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers (or in the case of GEPT, its trustees), beneficially owns any shares of Common Stock of the Company.

         (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

         Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers (or in the case of GEPT, its trustees), presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock of the Company which they may be deemed to beneficially own.

         (c) Except as disclosed in Item 3 hereof, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers (or in the case of GEPT, its trustees), has effected any transaction in the Common Stock of the Company during the past 60 days.

(d)      Not applicable.

(e)      Not applicable.

         Neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that NBCH, GEIS, or GE is the "beneficial owner" of any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Item 3 hereof are incorporated herein by reference.

         Pursuant to the Purchase Agreement, GEIS obtained warrants to purchase up to 323,625 shares of Common Stock at $15.45 per share during calendar year 2000 and up to 271,003 shares of Common Stock at $18.45 per share during calendar year 2001 (collectively herein referred to as the "Warrants"). The Warrants are in the process of being finalized in connection with the closing of the Purchase Agreement.

         Pursuant to the Fourth Amended and Restated Registration Rights Agreement dated December 4, 1998, after the IPO, NBC and GEPT and each of their permitted assigns have the right to demand that the Company file a registration statement with respect to the registration of its shares of Common Stock, subject to certain limitations. The Fourth Amended and Restated Registration Rights Agreement is attached hereto as Exhibit 5.

         NBC and GEIS have entered into an oral agreement with respect to the shares of Common Stock acquired under the Purchase Agreement. Pursuant to the agreement, NBC and GEIS have agreed, with respect to the shares of Common Stock acquired under the Purchase Agreement, to allocate sole voting and sole dispositive power to NBC.

         NBC and GEPT have each signed separate lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the IPO. The lock-up agreements for each NBC and GEPT are attached hereto as Exhibit 6 and Exhibit 7, respectively.

         An agreement among the Reporting Persons with respect to the filing of this Schedule 13D and any amendments thereto is attached hereto as Exhibit 1.

         Except as disclosed in this Item 6, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers (or in the case of GEPT, its trustees), are parties to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit1 Joint Filing Agreement by and among National Broadcasting Company, Inc., National Broadcasting Company Holding, Inc., GE Investments Subsidiary, Inc., General Electric Investment Corporation, General Electric Pension Trust and General Electric Company.

Exhibit 2 Amended and Restated Stock Purchase Agreement by and Among National Broadcasting Company, Inc., GE Investments Subsidiary, Inc., and iVillage Inc., incorporated by reference to Exhibit
              10.26 to Amendment No. 4 to Form S-1 Registration Statement of iVillage Inc. (Reg. No. 333-68749) as filed on March 12, 1999.

Exhibit 3 Letter Agreement by and between National Broadcasting Company, Inc. and iVillage Inc. incorporated herein by reference to Exhibit
              10.13 to Form S-1 Registration Statement of iVillage Inc. (Reg. No. 333-68749) as filed on December 11, 1998.

Exhibit 4 Fourth Amended and Restated Stockholders' Agreement dated as of December 4, 1998, by and among iVillage Inc., the Founders and each of the Investors identified therein incorporated herein by reference to Exhibit 10.24 to Form S-1 Registration Statement of iVillage Inc. (Reg. No. 333-68749) as filed on December 11, 1998.

Exhibit 5 Fourth Amended and Restated Registration Rights Agreement dated December 4, 1998 by and among iVillage Inc., the Founders and each of the Investors identified therein, incorporated herein by reference to Exhibit 10.25 to Form S-1 Registration Statement of iVillage Inc. (Reg. No. 333-68749) as filed on December 11, 1998.

Exhibit 6 Lock-up Agreement by and between iVillage Inc. and National Broadcasting Company, Inc., dated February 18, 1999.

Exhibit 7 Lock-up Agreement by and between iVillage Inc. and General Electric Pension Trust, dated August 24, 1998.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 1999

NATIONAL BROADCASTING                     GENERAL ELECTRIC INVESTMENT
COMPANY, INC.                                     CORPORATION


By: ------------------------               By: ------------------------
       Mark W. Begor                            Michael M. Pastore
       Executive Vice President                 Vice President


NATIONAL BROADCASTING                     GENERAL ELECTRIC COMPANY
COMPANY HOLDING, INC.


By:  ------------------------              By:  ------------------------
       Mark W. Begor                            Mark W. Begor
       Treasurer                                Vice President


GE INVESTMENTS SUBSIDIARY, INC.


By:  ------------------------
       Michael M. Pastore
       Vice President


GENERAL ELECTRIC PENSION TRUST

By:  General Electric Investment Corporation,
     its Investment Manager


 By:   Michael M. Pastore
       Vice President

                           SCHEDULE A TO SCHEDULE 13D

                  Filed by National Broadcasting Company, Inc.

                       NATIONAL BROADCASTING COMPANY, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS

                                PRESENT                    PRESENT
NAME                        BUSINESS ADDRESS        PRINCIPAL OCCUPATION
----                        ----------------        --------------------

DIRECTORS

S.S. Cathcart          222 Wisconsin Avenue          Retired Chairman,
                       Suite 103                     Illinois Tool Works
                       Lake Forest, IL 60045

Andrea Jung            Avon Products, Inc.           President and Chief
                       1345 Avenue of the Americas   Operating Officer,
                       New York, NY 10105            Avon Products, Inc.

G.G. Michelson         Federated Department Stores   Former Member of the
                       151 West 34th Street          Board of Directors,
                       New York, NY 10001            Federated Department
                                                     Stores

E. F. Murphy           General Electric Company      Vice Chairman of the
                       3135 Easton Turnpike          Board and Executive
                       Fairfield, CT 06431           Officer, General Electric
                                                     Company

S. Nunn                King & Spalding               Partner, King & Spalding
                       191 Peachtree Street, N.E.
                       Atlanta, Georgia 30303

J.D. Opie              General Electric Company      Vice Chairman of the
                       3135 Easton Turnpike          Board and Executive
                       Fairfield, CT 06431           Officer, General Electric
                                                     Company

R.S. Penske            Penske Corporation            Chairman of the Board
                       13400 Outer Drive, West       and President, Penske
                       Detroit, MI 48239-4001        Corporation

F.H.T. Rhodes          Cornell University            President Emeritus
                       3104 Snee Building            Cornell University
                       Ithaca, NY 14853


A.C. Sigler            Champion International        Retired Chairman of the
                       Corporation                   Board and CEO
                       1 Champion Plaza              and former Director,
                       Stamford, CT 06921            Champion International
                                                     Corporation

D.A. Warner III        J. P. Morgan & Co., Inc.      Chairman of the Board,
                       & Morgan Guaranty Trust Co.   President, and Chief
                       60 Wall Street                Executive Officer,
                       New York, NY 10260            J.P. Morgan & Co.
                                                     Incorporated and Morgan
                                                     Guaranty Trust Company

J.F. Welch, Jr.        General Electric Company      Chairman of the Board
                       3135 Easton Turnpike          and Chief Executive
                       Fairfield, CT 06431           Officer, General Electric
                                                     Company

EXECUTIVE OFFICERS

John F. Welch Jr.      National Broadcasting         Chairman
                       Company, Inc.
                       3135 Easton Turnpike
                       Fairfield, CT 06431

Robert C. Wright       National Broadcasting         Chief Executive
                       Company, Inc.                 Officer & President
                       30 Rockefeller Plaza
                       New York, NY 10112

Mark Begor             National Broadcasting         Executive Vice
                       Company, Inc.                 President
                       30 Rockefeller Plaza
                       New York, NY 10112

William Bolster        CNBC, Inc.                    Executive Vice
                       2200 Fletcher Ave.            President
                       Fort Lee, NJ 07024

Richard Cotton         National Broadcasting         Executive Vice
                       Company, Inc.                 President
                       30 Rockefeller Plaza
                       New York, NY 10112


Duncan Ebersol         National Broadcasting         Executive Vice
                       Company, Inc.                 President
                       30 Rockefeller Plaza
                       New York, NY 10112

Randel A. Falco        National Broadcasting         Executive Vice
                       Company, Inc.                 President
                       30 Rockefeller Plaza
                       New York, NY 10112

Andrew Lack            National Broadcasting         Executive Vice
                       Company, Inc.                 President
                       30 Rockefeller Plaza
                       New York, NY 10112

Donald Ohlmeyer        National Broadcasting         Executive Vice
                       Company, Inc.                 President
                       30 Rockefeller Plaza
                       New York, NY 10112

Thomas Rogers          National Broadcasting         Executive Vice
                       Company, Inc.                 President
                       30 Rockefeller Plaza
                       New York, NY 10112

Scott Sassa            National Broadcasting         Executive Vice
                       Company, Inc.                 President
                       30 Rockefeller Plaza
                       New York, NY 10112

Edward Scanlon         National Broadcasting         Executive Vice
                       Company, Inc.                 President
                       30 Rockefeller Plaza
                       New York, NY 10112

Patrick Wallace        National Broadcasting         Executive Vice
                       Company, Inc.                 President
                       30 Rockefeller Plaza
                       New York, NY 10112

Kassie Canter          National Broadcasting         Senior Vice President
                       Company, Inc.
                       30 Rockefeller Plaza
                       New York, NY 10112


Each person listed above is a citizen of the United States of America except Andrea Jung, who is a citizen of Canada.

                           SCHEDULE B TO SCHEDULE 13D

              Filed by National Broadcasting Company Holding, Inc.


                   NATIONAL BROADCASTING COMPANY HOLDING, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS

                              PRESENT                         PRESENT
NAME                        BUSINESS ADDRESS          PRINCIPAL OCCUPATION
----                        ----------------          --------------------

DIRECTORS
---------

S.S. Cathcart          222 Wisconsin Avenue          Retired Chairman,
                       Suite 103                     Illinois Tool Works
                       Lake Forest, IL 60045

Andrea Jung            Avon Products, Inc.           President and Chief
                       1345 Avenue of the Americas   Operating Officer,
                       New York, NY  10105           Avon Products, Inc.

G.G. Michelson         Federated Department Stores   Former Member of the
                       151 West 34th Street          Board of Directors,
                       New York, NY 10001            Federated Department
                                                     Stores

E. F. Murphy           General Electric Company      Vice Chairman of the
                       3135 Easton Turnpike          Board and Executive
                       Fairfield, CT 06431           Officer, General Electric
Company

S. Nunn                King & Spalding               Partner, King & Spalding
                       191 Peachtree Street, N.E.
                       Atlanta, Georgia 30303

J.D. Opie              General Electric Company      Vice Chairman of the
                       3135 Easton Turnpike          Board and Executive
                       Fairfield, CT 06431           Officer, General Electric
Company

R.S. Penske            Penske Corporation            Chairman of the Board
                       13400 Outer Drive, West       and President, Penske
                       Detroit, MI 48239-4001        Corporation

F.H.T. Rhodes          Cornell University            President Emeritus
                       3104 Snee Building            Cornell University
                       Ithaca, NY 14853


A.C. Sigler            Champion International        Retired Chairman of the
                       Corporation                   Board and CEO
                       1 Champion Plaza              and former Director,
                       Stamford, CT 06921            Champion International
                                                     Corporation

D.A. Warner III        J. P. Morgan & Co., Inc.      Chairman of the Board,
                       & Morgan Guaranty Trust Co.   President, and Chief
                       60 Wall Street                Executive Officer,
                       New York, NY 10260            J.P. Morgan & Co.
                                                     Incorporated and Morgan
                                                     Guaranty Trust Company

J.F. Welch, Jr.        General Electric Company      Chairman of the Board
                       3135 Easton Turnpike          and Chief Executive
                       Fairfield, CT 06431           Officer, General Electric
                                                     Company

EXECUTIVE OFFICERS
------------------

Robert C. Wright       National Broadcasting         Chief Executive
                       Company, Inc.                 Officer & President
                       30 Rockefeller Plaza
                       New York, NY 10112


Each person listed above is a citizen of the United States of America except Andrea Jung, who is a citizen of Canada.

                           SCHEDULE C TO SCHEDULE 13D

                    Filed by GE Investments Subsidiary, Inc.

                         GE INVESTMENTS SUBSIDIARY, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS

                              PRESENT                          PRESENT
NAME                        BUSINESS ADDRESS           PRINCIPAL OCCUPATION
----                        ----------------           --------------------

DIRECTORS
---------

Philip D. Ameen        3135 Easton Turnpike          Director
                       Fairfield, CT  06431

James R. Bunt          3135 Easton Turnpike          Director
                       Fairfield, CT  06431

Jeffrey A. Groh        3003 Summer Street            Director
                       Stamford, CT  06904

Alan M. Lewis          3003 Summer Street            Director
                       Stamford, CT  06904

John M. Samuels        3135 Easton Turnpike          Director
                       Fairfield, CT  06431

John H. Myers          3003 Summer Street            President
                       Stamford, CT  06904

Eugene K. Bolton       3003 Summer Street            Executive Vice President
                       Stamford, CT  06904

Michael J. Cosgrove    3003 Summer Street            Executive Vice President
                       Stamford, CT  06904

Ralph R. Layman        3003 Summer Street            Executive Vice President
                       Stamford, CT  06904

Robert A. MacDougall   3003 Summer Street            Executive Vice President
                       Stamford, CT  06904

Geoffrey R. Norman     3003 Summer Street            Executive Vice President
                       Stamford, CT  06904

Donald W. Torey        3003 Summer Street            Executive Vice President
                       Stamford, CT  06904

Mark A. Dunham         3003 Summer Street            Senior Vice President
                       Stamford, CT  06904

Ronald I. Felmus       3003 Summer Street            Senior Vice President
                       Stamford, CT  06904

H. Michael Mears       3003 Summer Street            Senior Vice President
                       Stamford, CT  06904

Philip A. Mercurio     3003 Summer Street            Senior Vice President
                       Stamford, CT  06904

Philip A. Riordan      3003 Summer Street            Senior Vice President
                       Stamford, CT  06904


Each person listed above is a citizen of the United States of America.

                           SCHEDULE D TO SCHEDULE 13D

                Filed by General Electric Investment Corporation

                     GENERAL ELECTRIC INVESTMENT CORPORATION
                        DIRECTORS AND EXECUTIVE OFFICERS

                             PRESENT             PRESENT
NAME                      BUSINESS ADDRESS       PRINCIPAL OCCUPATION
----                      ----------------       --------------------

DIRECTORS
---------

John H. Myers          3003 Summer Street        Director
                       Stamford, CT  06904

Eugene K. Bolton       3003 Summer Street        Director
                       Stamford, CT  06904

Michael J. Cosgrove    3003 Summer Street        Director
                       Stamford, CT  06904

Ralph R. Layman        3003 Summer Street        Director
                       Stamford, CT  06904

Alan M. Lewis          3003 Summer Street        Director
                       Stamford, CT  06904

Robert A. MacDougall   3003 Summer Street        Director
                       Stamford, CT  06904

Geoffrey R. Norman     3003 Summer Street        Director
                       Stamford, CT  06904

Jeffrey A. Groh        3003 Summer Street        Director
                       Stamford, CT  06904

Donald W. Torey        3003 Summer Street        Director
                       Stamford, CT  06904

Peter J. Hathaway      3003 Summer Street        Senior Vice President
                       Stamford, CT  06904       Equity Portfolios

Elaine G. Harris       3003 Summer Street        Senior Vice President
                       Stamford, CT  06904       Equity Portfolios

Paul C. Reinhardt      3003 Summer Street        Senior Vice President
                       Stamford, CT  06904       Equity Portfolios

Christopher W. Smith   3003 Summer Street        Senior Vice President
                       Stamford, CT  06904       Equity Investments

David B. Carlson       3003 Summer Street        Senior Vice President
                       Stamford, CT  06904       Equity Portfolios

Christopher D. Brown   3003 Summer Street        Senior Vice President
                       Stamford, CT  06904       Equity Portfolios

Richard L. Sanderson   3003 Summer Street        Senior Vice President
                       Stamford, CT  06904       Equity Research

Robert R. Kaelin       3003 Summer Street        Senior Vice President
                       Stamford, CT  06904       Municipal Bonds

Philip A. Riordan      3003 Summer Street        Senior Vice President
                       Stamford, CT  06904       Real Estate

Judith A. Studer       3003 Summer Street        Senior Vice President
                       Stamford, CT  06904       International Equity Portfolios

Brian Hopkinson        3003 Summer Street        Senior Vice President
                       Stamford, CT  06904       International Equity Portfolios

Michael J. Caufield    3003 Summer Street        Senior Vice President
                       Stamford, CT  06904       Municipal Bonds

James M. Mara          3003 Summer Street        Senior Vice President
                       Stamford, CT  06904       International Private Equities

Each person listed above is a citizen of the United States of America.

                           SCHEDULE E TO SCHEDULE 13D

                        Filed by General Electric Company

                            GENERAL ELECTRIC COMPANY
                        DIRECTORS AND EXECUTIVE OFFICERS


                              PRESENT                        PRESENT
NAME                          BUSINESS ADDRESS               PRINCIPAL OCCUPATION
----                          ----------------               --------------------
DIRECTORS
---------

J.I.Cash, Jr.                 Harvard Business School        Professor of Business
                              Baker Library 187              Administration-Graduate
                              Soldiers Field                 School of Business
                              Boston, MA 02163               Administration, Harvard
                                                             University

S.S. Cathcart                 222 Wisconsin Avenue           Retired Chairman,
                              Suite 103                      Illinois Tool Works
                              Lake Forest, IL 60045

D.D. Dammerman                General Electric Company       Vice Chairman of the Board and
                              3135 Easton Turnpike           Executive Officer, General
                              Fairfield, CT 06431            Electric Company; Chairman
                                                             and Chief Executive Officer,
                                                             General Electric Capital
                                                             Services, Inc.

P. Fresco                     Fiat SpA                       Chairman of the Board,
                              via Nizza 250                  Fiat SpA
                              10126 Torino, Italy

C.X. Gonzalez                 Kimberly-Clark de Mexico,      Chairman of the Board
                                S.A. de C.V.                 and Chief Executive
                              Jose Luis Lagrange 103,        Officer,
                              Tercero Piso                   Kimberly-Clark de Mexico,
                              Colonia Los Morales            S.A. de C.V.
                              Mexico, D.F. 11510, Mexico

Andrea Jung                   Avon Products, Inc.            President and Chief
                              1345 Avenue of the Americas    Operating Officer,
                              New York, NY  10105            Avon Products, Inc.

G.G. Michelson                Federated Department Stores    Former Member of the
                              151 West 34th Street           Board of Directors,
                              New York, NY 10001             Federated Department
                                                             Stores


E. F. Murphy                  General Electric Company       Vice Chairman of the
                              3135 Easton Turnpike           Board and Executive
                              Fairfield, CT 06431            Officer, General Electric
                                                             Company

S. Nunn                       King & Spalding                Partner, King & Spalding
                              191 Peachtree Street, N.E.
                              Atlanta, Georgia 30303

J.D. Opie                     General Electric Company       Vice Chairman of the
                              3135 Easton Turnpike           Board and Executive
                              Fairfield, CT 06431            Officer, General Electric
                                                             Company

R.S. Penske                   Penske Corporation             Chairman of the Board
                              13400 Outer Drive, West        and President, Penske
                              Detroit, MI 48239-4001         Corporation

F.H.T. Rhodes                 Cornell University             President Emeritus
                              3104 Snee Building             Cornell University
                              Ithaca, NY 14853

A.C. Sigler                   Champion International         Retired Chairman of the
                               Corporation                   Board and CEO
                              1 Champion Plaza               and former Director,
                              Stamford, CT 06921             Champion International
                                                             Corporation

D.A. Warner III               J. P. Morgan & Co., Inc.       Chairman of the Board,
                              & Morgan Guaranty Trust Co.    President, and Chief
                              60 Wall Street                 Executive Officer,
                              New York, NY 10260             J.P. Morgan & Co.
                                                             Incorporated and Morgan
                                                             Guaranty Trust Company

J.F. Welch, Jr.               General Electric Company       Chairman of the Board
                              3135 Easton Turnpike           and Chief Executive
                              Fairfield, CT 06431            Officer, General Electric
                                                             Company



                              PRESENT                        PRESENT
NAME                          BUSINESS ADDRESS               PRINCIPAL OCCUPATION
----                          ----------------               --------------------
EXECUTIVE OFFICERS
------------------

J.F. Welch, Jr.               General Electric Company       Chairman of the Board and
                              3135 Easton Turnpike           Chief Executive Officer
                              Fairfield, CT 06431

P.D. Ameen                    General Electric Company       Vice President and
                              3135 Easton Turnpike           Comptroller
                              Fairfield, CT 06431

J.R. Bunt                     General Electric Company       Vice President and
                              3135 Easton Turnpike           Treasurer
                              Fairfield, CT 06431

D.L. Calhoun                  General Electric Company       Senior Vice President -
                              Nela Park                      GE Lighting
                              Cleveland, OH  44122

W.J. Conaty                   General Electric Company       Senior Vice President -
                              3135 Easton Turnpike           Human Resources
                              Fairfield, CT 06431

D.M. Cote                     General Electric Company       Senior Vice President -
                              3135 Easton Turnpike           GE Appliances
                              Fairfield, CT 06431

L.S. Edelheit                 General Electric Company       Senior Vice President -
                              P. O. Box 8                    Corporate Research
                              Schenectady, NY 12301          and Development

B.W. Heineman, Jr.            General Electric Company       Senior Vice President -
                              3135 Easton Turnpike           General Counsel and
                              Fairfield, CT 06431            Secretary

J.R. Immelt                   General Electric Company       Senior Vice President -
                              P.O. Box 414                   GE Medical Systems
                              Milwaukee, WI 53201

G.S. Malm                     General Electric Company       Senior Vice President -
                              3135 Easton Turnpike           Asia
                              Fairfield, CT 06431

W.J. McNerney, Jr.            General Electric Company       Senior Vice President -
                              1 Neumann Way                  GE Aircraft Engines
                              Cincinnati, OH  05215

E.F. Murphy                   General Electric Company       Vice Chairman of the Board
                              3135 Easton Turnpike           and Executive Officer
                              Fairfield, CT  06431

R.L. Nardelli                 General Electric Company       Senior Vice President -
                              1 River Road                   GE Power Systems
                              Schenectady, NY 12345

R.W. Nelson                   General Electric Company       Vice President -
                              3135 Easton Turnpike           Corporate Financial
                              Fairfield, CT 06431            Planning and Analysis

J.D. Opie                     General Electric Company       Vice Chairman of the Board
                              3135 Easton Turnpike           and Executive Officer
                              Fairfield, CT 06431

G.M. Reiner                   General Electric Company       Senior Vice President -
                              3135 Easton Turnpike           Chief Information Officer
                              Fairfield, CT 06431

J.G. Rice                     General Electric Company       Vice President -
                              2901 East Lake Road            GE Transportation Systems
                              Erie, PA  16531

G.L. Rogers                   General Electric Company       Senior Vice President -
                              1 Plastics Avenue              GE Plastics
                              Pittsfield, MA 01201

K.S. Sherin                   General Electric Company       Senior Vice President -
                              3135 Easton Turnpike           Finance and Chief Financial
                              Fairfield, CT 06431            Officer

L.G. Trotter                  General Electric Company       Senior Vice President -
                              41 Woodford Avenue             GE Industrial Systems
                              Plainville, CT 06062




Each person listed above is a citizen of the United States of America except C.X. Gonzalez, who is a citizen of Mexico, P. Fresco, who is a citizen of Italy, Andrea Jung, who is a citizen of Canada and G.S. Malm, who is a citizen of Sweden

                           SCHEDULE F TO SCHEDULE 13D
                     Filed by General Electric Pension Trust

                   TRUSTEES OF GENERAL ELECTRIC PENSION TRUST



                              PRESENT                        PRESENT
NAME                          BUSINESS ADRRESS               PRINCIPAL OCCUPATION
----                          ----------------               --------------------
TRUSTEES
--------

Eugene K. Bolton              3003 Summer Street             Trustee
                              Stamford, CT  06904

Michael J. Cosgrove           3003 Summer Street             Trustee
                              Stamford, CT  06904

Jeffrey A. Groh               3003 Summer Street             Trustee
                              Stamford, CT  06904

Ralph R. Layman               3003 Summer Street             Trustee
                              Stamford, CT  06904

Alan M. Lewis                 3003 Summer Street             Trustee
                              Stamford, CT  06904

Robert A. MacDougall          3003 Summer Street             Trustee
                              Stamford, CT  06904

John H. Myers                 3003 Summer Street             Trustee
                              Stamford, CT  06904

Donald W. Torey               3003 Summer Street             Trustee
                              Stamford, CT  06904


Each person listed above is a citizen of the United States of America.

                           SCHEDULE G TO SCHEDULE 13D


                    GE CONVICTIONS WITHIN THE PAST FIVE YEARS

 1.    Her Majesty's Inspectorate of Pollution v. IGE Medical Systems
Limited (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

         In April, 1994, IGE Medical Systems Limited (IGEMS), a U.K. subsidiary of GE Medical Systems, discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution
(HMIP) charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which
(it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

         At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay of fine of (pound)5,000 and assessed costs of (pound)5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

                                  EXHIBIT INDEX

Exhibit No.

Exhibit 1 Joint Filing Agreement by and among National Broadcasting Company, Inc., National Broadcasting Company Holding, Inc., GE Investments Subsidiary, Inc., General Electric Investment Corporation, General Electric Pension Trust and General Electric Company.

Exhibit 2 Amended and Restated Stock Purchase Agreement by and Among National Broadcasting Company, Inc., GE Investments Subsidiary, Inc., and iVillage Inc., incorporated by reference to Exhibit 10.26 to Amendment No. 4 to Form S-1 Registration Statement of iVillage Inc. (Reg. No. 333-68749) as filed on March 12, 1999.

Exhibit 3      Letter Agreement by and between National Broadcasting
               Company, Inc. and iVillage Inc. incorporated herein by reference to Exhibit 10.13 to Form S-1 Registration Statement of iVillage Inc. (Reg. No. 333-68749) as filed on December 11, 1998.

Exhibit 4 Fourth Amended and Restated Stockholders' Agreement dated as of December 4, 1998, by and among iVillage Inc., the Founders and each of the Investors identified therein incorporated herein by reference to Exhibit 10.24 to Form S-1 Registration Statement of iVillage Inc. (Reg. No. 333-68749) as filed on December 11, 1998.

Exhibit 5 Fourth Amended and Restated Registration Rights Agreement dated December 4, 1998 by and among iVillage Inc., the Founders and each of the Investors identified therein, incorporated herein by reference to Exhibit 10.25 to Form S-1 Registration Statement of iVillage Inc. (Reg. No. 333-68749) as filed on December 11, 1998.


Exhibit 6 Lock-up Agreement by and between iVillage Inc. and National Broadcasting Company, Inc., dated February 18, 1999.

Exhibit 7 Lock-up Agreement by and between iVillage Inc. and General Electric Pension Trust, dated August 24, 1998.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of the Common Stock, par value $.01 per share, of iVillage Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1 (f) (l) under the Securities and Exchange Act of 1934. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  April 9, 1999

NATIONAL BROADCASTING                   GENERAL ELECTRIC PENSION
COMPANY, INC.                           TRUST
                                        By:  GENERAL ELECTRIC
                                             INVESTEMENT CORPORATION
By: ________________________                 Its Investment Manager
       Mark W. Begor
       Executive Vice President
                                             By:  _____________________
                                                  Michael M. Pastore
NATIONAL BROADCASTING                             Vice President
COMPANY HOLDING, INC.

                                              GENERAL ELECTRIC COMPANY
By:  _________________________
       Mark W. Begor
       Treasurer                              By:  __________________________
                                                   Mark W. Begor
                                                   Vice President

GE INVESTMENTS SUBSIDIARY, INC.


By:  _________________________
       Michael M. Pastore
       Vice President


GENERAL ELECTRIC INVESTMENT
CORPORATION


By:  _________________________
       Michael Pastore
       Vice President

                                    EXHIBIT 6

                              NBC LOCK-UP AGREEMENT

                                February 18, 1999



Goldman, Sachs & Co.
Credit Suisse First Boston Corporation
Hambrecht & Quist LLC
As   representatives of the several Underwriters c/o Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004

Dear Sirs and Mesdames:

                  This agreement (the "Lock-up Agreement") relates to the proposed public offering (the "Offering") of the Common Stock, $0.0005 par value per share (the "Common Stock"), of iVillage Inc., a Delaware corporation (the "Company").

          In connection with the Offering, the Company will enter into an underwriting agreement (the "Underwriting Agreement") with the several underwriters listed on Schedule I to the Underwriting Agreement (the "Underwriters") for whom you are acting as representatives (the
"Representatives").

          In consideration of your entering into the Underwriting Agreement, the undersigned hereby confirms, covenants and agrees that the undersigned will not (and will not permit any other person, to the extent allowable by la, who holds of record any of the undersigned's shares of Common Stock, or substantially similar securities of the Company, to, with respect to the shares so held), directly or indirectly, sell, offer to sell, contract to sell, grant any option or warrant for the sale or purchase of, or otherwise dispose of, any shares of Common Stock, or securities of the Company substantially similar to the Common Stock, or any such substantially similar securities, whether now owned or hereinafter acquired, owned by the undersigned or with respect to which the undersigned has the power of disposition or beneficial ownership (collectively, the "Shares") for a period of 180 days after the date of the Prospectus (as that term is defined in the Underwriting Agreement).

          The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a sale or disposition of the Shares even if such Share should be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option)( with respect to any of the Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Shares.

          Notwithstanding the foregoing, the undersigned may transfer the Shares
(i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound by the restrictions set forth herein, and provided further that nay such transfer shall not involve a disposition for value, (iii) to any affiliate of the undersigned, provided that such affiliate continues during such restricted period to be an affiliate and agrees to be bound by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value or (iv) with the prior written consent of Goldman, Sachs & Co. on behalf of the Underwriters. For purposes of this Lock-up Agreement, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote that first cousin. For purposes of the Lock-up Agreement, an "affiliate" of the undersigned shall mean a limited partner, stockholder or a wholly-owned subsidiary of the undersigned. The undersigned now has, and except as contemplated by clause (I), (ii), (iii) or (iv) above, for the duration of this Lock-up Agreement will have, good and marketable title to the Shares, free and clear of all liens, encumbrances and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the Shares except in compliance with the foregoing restrictions.

          The undersigned acknowledges (i) the sufficiency of the consideration for this Lock-up Agreement and (ii) that the decision, of any, of the Underwriters to enter into the Underwriting Agreement will be made in part in reliance upon the undersigned entering into, and abiding by the terms of, this Lock-up Agreement. The undersigned further acknowledges that this Lock-up Agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns.

          The undersigned further represents and agrees that he, she or it has not taken and will not take, directly or indirectly, any action which is designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale ore resale of the Shares (as such term is defined in the Underwriting Agreement), or which ahs otherwise constituted or will constitute any prohibited bid for or purchase of the Shares or any related securities.

                                            NATIONAL BROADCASTING COMPANY, INC.

                                            By:  Martin Yudkovitz
                                                 Signature

                                                 Martin Yudkovitz
                                                 President, NBC Multimedia, Inc.

                                                 Print Name of Stockholder

                                    EXHIBIT 7

                             GEPT LOCK-UP AGREEMENT

                                 August 24, 1998

Goldman, Sachs & Co.
Credit Suisse First Boston Corporation
Hambrecht & Quist LLC
As   representatives of the several Underwriters c/o Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004

Dear Sirs and Mesdames:
          This agreement (the "Lock-up Agreement") relates to the proposed public offering (the "Offering") of the Common Stock, $0.0005 par value per share (the "Common Stock"), of iVillage Inc., a Delaware corporation (the "Company").
          In connection with the Offering, the Company will enter into an underwriting agreement (the "Underwriting Agreement") with the several underwriters listed on Schedule I to the Underwriting Agreement (the "Underwriters") for whom you are acting as representatives (the "Representatives").

          In consideration of your entering into the Underwriting Agreement, the undersigned hereby confirms, covenants and agrees that the undersigned will not (and will not permit any other person, to the extent allowable by la, who holds of record any of the undersigned's shares of Common Stock, or substantially similar securities of the Company, to, with respect to the shares so held), directly or indirectly, sell, offer to sell, contract to sell, grant any option or warrant for the sale or purchase of, or otherwise dispose of, any shares of Common Stock, or securities of the Company substantially similar to the Common Stock, or any such substantially similar securities, whether now owned or hereinafter acquired, owned by the undersigned or with respect to which the undersigned has the power of disposition or beneficial ownership (collectively, the "Shares") for a period of 180 days after the date of the Prospectus (as that term is defined in the Underwriting Agreement).

          The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a sale or disposition of the Shares even if such Share should be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option)( with respect to any of the Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Shares.

          Notwithstanding the foregoing, the undersigned may transfer the Shares
(i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound by the restrictions set forth herein, and provided further that nay such transfer shall not involve a disposition for value, (iii) to any affiliate of the undersigned, provided that such affiliate continues during such restricted period to be an affiliate and agrees to be bound by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value or (iv) with the prior written consent of Goldman, Sachs & Co. on behalf of the Underwriters. For purposes of this Lock-up Agreement, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote that first cousin. For purposes of the Lock-up Agreement, an "affiliate" of the undersigned shall mean a limited partner, stockholder or a wholly-owned subsidiary of the undersigned. The undersigned now has, and except as contemplated by clause (I), (ii), (iii) or (iv) above, for the duration of this Lock-up Agreement will have, good and marketable title to the Shares, free and clear of all liens, encumbrances and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the Shares except in compliance with the foregoing restrictions.

          The undersigned acknowledges (i) the sufficiency of the consideration for this Lock-up Agreement and (ii) that the decision, of any, of the Underwriters to enter into the Underwriting Agreement will be made in part in reliance upon the undersigned entering into, and abiding by the terms of, this Lock-up Agreement. The undersigned further acknowledges that this Lock-up Agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns.

          The undersigned further represents and agrees that he, she or it has not taken and will not take, directly or indirectly, any action which is designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale ore resale of the Shares (as such term is defined in the Underwriting Agreement), or which ahs otherwise constituted or will constitute any prohibited bid for or purchase of the Shares or any related securities.


                                              Michael M. Pastore
                                  Signature:  Michael M. Pastore, Vice President


                                  GENERAL ELECTRIC PENSION TRUST
                                  By: General Electric Investment Corporation,
                                      its Investment Manager

                                  Print Name of Stockholder